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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 52922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 POYDRAS STREET SUITE 2500
(No. and Street)

NEW ORLEANS (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOLANDA B. WESSEL 504-584-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name – *if individual, state last, first, middle name*)

201 ST. CHARLES AVE. (Address) NEW ORLEANS (City) LA (State) 70170 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

A+f 4/1/2002

OATH OR AFFIRMATION

I, LEONARD N. ALSFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT INVESTMENTS, INC., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Signature

President / C.E.O.
Title


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

FBT INVESTMENTS, INC.

Financial Statements
As of December 31, 2001
Together With Auditors' Report


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
FBT Investments, Inc.:

We have audited the accompanying statements of financial condition of FBT Investments, Inc. (a Louisiana corporation) as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2001 and the period from inception (August 9, 2000) through December 31, 2000. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBT Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from inception (August 9, 2000) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New Orleans, Louisiana
February 22, 2002



ANDERSEN

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

To the Board of Directors of FBT Investments, Inc.:

In planning and performing our audit of the financial statements of FBT Investments, Inc. for the year ended December 31, 2001, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FBT Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



ANDERSEN

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New Orleans, Louisiana,
February 22, 2002

FBT INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 10,515	$ 200,000
Money market investments, at fair value	297,013	–
Receivables from brokers, dealers and clearing organizations	89,672	–
Income taxes receivable	200,663	–
Furniture, fixtures, and equipment	52,959	45,000
Other assets	59,203	–
Total assets	$ 710,025	$ 245,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 130,125	$ –
Total liabilities	130,125	–
STOCKHOLDER'S EQUITY:		
Capital contributions	940,341	245,000
Retained earnings (deficit)	(360,441)	–
Total stockholder's equity	579,900	245,000
Total liabilities and stockholder's equity	$ 710,025	$ 245,000

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD

FROM INCEPTION (AUGUST 9, 2000) THROUGH DECEMBER 31, 2000

	2001	2000
REVENUES:		
Commissions on securities transactions	$ 412,620	$ –
Other revenues	35,684	–
Interest and dividends	30,637	–
Total revenues	478,941	–
EXPENSES:		
Employee compensation and benefits	690,038	–
Processing services	82,172	–
Occupancy	70,083	–
Consulting and legal fees	38,195	–
Quotation service fees	37,267	–
Licenses and regulatory fees	14,575	–
Telecommunication	13,481	–
Other operating expenses	80,471	–
Total expenses	1,026,282	–
NET INCOME (LOSS) BEFORE TAXES	(547,341)	–
PROVISION FOR INCOME TAXES (Note 5)	186,900	–
NET INCOME	$(360,441)	$ –

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD

FROM INCEPTION (AUGUST 9, 2000) THROUGH DECEMBER 31, 2000

	Stockholder's Contribution	Retained Earnings (Deficit)	Total Stockholder's Equity
Initial capital contribution at inception	$245,000	$ –	$245,000
Net income (loss)	–	–	–
Total comprehensive income (loss)	–	–	–
Balance at December 31, 2000	245,000	–	245,000
Net income (loss)	–	(360,441)	(360,441)
Total comprehensive income (loss)	–	–	–
Capital contribution	695,341	–	695,341
Balance at December 31, 2001	$940,341	$(360,441)	$579,900

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD

FROM INCEPTION (AUGUST 9, 2000) THROUGH DECEMBER 31, 2000

	2001	2000
OPERATING ACTIVITIES:		
Net income (loss)	$(360,441)	$ –
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,980	–
Provision for deferred income taxes	(13,763)	–
Increase in receivables from brokers, dealers and clearing organizations	(89,672)	–
Increase in income taxes receivable	(200,663)	–
Increase in other assets	(59,203)	–
Increase in accounts payable and accrued expenses	130,125	–
Other	(4,237)	–
Net cash provided by operating activities	(595,874)	–
INVESTING ACTIVITIES:		
Purchases of money market investments	(279,013)	–
Purchases of furniture, fixtures and equipment	(9,939)	–
Net cash used for investing activities	(288,952)	–
FINANCING ACTIVITIES:		
Capital contributions	695,341	200,000
Net cash provided by financing activities	695,341	200,000
Increase (decrease) in cash and cash equivalents	(189,485)	200,000
Cash and cash equivalents at beginning of period	200,000	–
Cash and cash equivalents at end of period	$ 10,515	$ 200,000

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

FBT Investments, Inc., a Louisiana corporation (the Company), was created on August 9, 2000, to obtain licensing to operate as a broker and dealer in securities in the state of Louisiana. The Company began operating as a registered broker-dealer under the Securities Exchange Act of 1934 after receiving its license on April 6, 2001. The Company's sole owner is First Bank and Trust (the Bank). The Bank is a wholly-owned subsidiary of Firstrust Corporation, a Louisiana bank holding company.

The Company provides limited investment advice in accordance with National Association of Securities Dealers (NASD) and Federal Deposit Insurance Corporation (FDIC) regulations, and does not hold securities for customers. All transactions initiated by the Company are cleared through a registered third party broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with generally accepted accounting principles and with general practices followed by brokers and dealers in securities. The principles and policies followed by the Company, and the methods of applying those principles and policies, which materially affect the determination of financial position, results of operations or cash flows, are summarized below and in the following notes.

Revenue from Broker-Dealer Activity

Commission income is generated on a transaction basis. It is recognized on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Firstrust Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis.

The Company accounts for income taxes using the asset and liability method. Provisions for deferred income taxes are made as a result of temporary differences between financial and income tax accounting.

Money Market Investments

Money market investments are stated at fair value based on quoted market prices.

Receivables from Brokers, Dealers and Clearing Organizations

FBT Investments, Inc. is required to maintain a deposit at the licensed broker-dealer which acts as its clearing organization. This amount is included in receivables from brokers, dealers and clearing organizations in the Company's statement of financial condition. The amount on deposit at December 31, 2001 was $25,000.

Accounts Payable and Accrued Expenses

The Company's accounts payable and accrued expenses consist primarily of payments due to First Bank and Trust for services rendered by the Bank (see Note 3) and commissions due to Company employees.

Operating Segment Disclosures

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information." established the standard for reporting information about a company's operating segments using a "management approach." The Company views its activities as a broker and dealer in securities to be a single line of business and manages accordingly. As such, there are no operating segments to report in accordance with this accounting standard.

Use of Estimates

Preparing financial statements and related notes in accordance with accounting principles generally accepted in the United States involves making estimates that impact the amounts reported. Actual results may prove different from those estimated.

3. INTERCOMPANY SERVICES

First Bank and Trust provides substantially all of the support for the Company's operations, including human resources, office facilities, communications and computer technology and support. Payments to the Bank for these services cover (a) an appropriate allocation of the Bank's expense of providing health, retirement and other benefits to Company employees; (b) the fair rental value of office space provided in the Bank's facilities; and (c) other miscellaneous direct or allocated costs. The Company owes the Bank approximately $74,323 relating to these services as of December 31, 2001.

In 2000, the Bank paid licensing and regulatory related fees of approximately $6,300 on behalf of the Company.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- 1). The Company is required to maintain net capital of the greater of $50,000 or 6-2/3 percent of aggregate indebtedness. The following compares the Company's net capital as of December 31, 2001 to the maintenance requirement:

Net capital	$254,213
Required net capital	50,000
Excess net capital	$204,213

5. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

	2001
Deferred tax asset (liabilities):	
Deferred customer acquisition costs	$ (6,710)
Depreciation	(657)
Deferred regulatory and licensing fees	(6,396)
Net deferred tax liability	$ (13,763)

There were no deferred tax assets or liabilities as of December 31, 2000.

Income taxes were less than the amounts computed by applying the U.S. Federal income tax rate of 34 percent to income before income taxes. The reasons for these differences follow:

	2001
Income taxes computed at statutory rate	$(186,096)
Increases (decreases) in taxes resulting from:	
Other	(804)
Income tax expense (benefit)	$(186,900)

The provision for income taxes consists of the following:

	2001
Current provision (benefit)	$(200,663)
Deferred provision	13,763
	$(186,900)

The Company's net operating loss (NOL) for tax purposes of $186,900 as of December 31, 2001 will be utilized on Firstrust Corporation's consolidated tax return. This amount is included in *income taxes receivable* on the Company's Statements of Financial Condition.

6. CONTINGENCIES

The Company is at times party to legal proceedings arising in the normal course of business. After review with legal counsel, the Company's management believes that there are no pending or threatened actions the resolution of which could have a material effect on the Company's financial condition or results of operations.

FBT INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2001

NET CAPITAL:	
Total stockholder's equity	$ 579,900
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	579,900
Deductions and/or charges	-
Nonallowable assets	(319,748)
Net capital before haircuts on securities positions	260,152
Haircuts on securities	(5,940)
Net capital	$ 254,213
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition-	
Accounts payable and accrued expenses	$ 130,125
Items not included in the statement of financial condition	-
Total aggregate indebtedness	$ 130,125
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
Net capital	$ 254,213
Minimum dollar net capital requirement – greater of $50,000 or 6-2/3% of aggregate indebtedness	50,000
Excess net capital	$ 204,213

There are no material differences between the computation of net capital under Rule 15c3-1 as shown above and the unaudited computation of net capital under Rule 15c3-1 included in the Part II A filing of FBT Investments, Inc. as of December 31, 2001.